                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.______)*

                              H.J. Heinz Company
                               (Name of Issuer)

                         Common Stock, $.25 par value
                        (Title of Class of Securities)

                                 423074-10-3
                                (CUSIP Number)

                              Carolyn D. Duronio
                           Reed Smith Shaw & McClay
         435 Sixth Avenue, Pittsburgh, PA 15219 (Phone: 412-288-4106)
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               January 25, 1994
                    (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 11 Pages
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CUSIP No.  423074-10-3                13D              Page 2 of 11 Pages

 1:  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Howard Heinz Endowment

 2:  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                   (b)[ ]

 3:  SEC USE ONLY

 4:  SOURCE OF FUNDS*
     N/A

 5:  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               [_]

 6:  CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                    NUMBER OF SHARES BENEFICIALLY OWNED BY
                          EACH REPORTING PERSON WITH

 7:  SOLE VOTING POWER
     15,299,092

 8:  SHARED VOTING POWER
     -0-

 9:  SOLE DISPOSITIVE POWER
     15,299,092

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,299,092

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]

13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.1%

14:  TYPE OF REPORTING PERSON*
     CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This Statement relates to shares of Common Stock, par value $.25 per share, of H. J. Heinz Company (the "Issuer"), P.O. Box 57, Pittsburgh, Pennsylvania 15230 (hereinafter referred to as the "Common Stock").

Item 2.  Identity and Background.

         This statement is being filed by Howard Heinz Endowment, a Pennsylvania nonprofit corporation (the "Corporation"). The Corporation is a charitable grant-making private foundation. The Corporation was formed in connection with the restructuring of the Howard Heinz Endowment, a charitable trust, into corporate form. The business address of the Corporation is 3200 CNG Tower, Pittsburgh, Pennsylvania 15222.

         The name, residence or business address and principal occupation or employment of each director and executive officer of the Corporation and the principal business and address of any corporation or other organization in which such employment is conducted are set forth below:

                           Teresa Heinz (philanthropist)
                           Chairperson and
                             Chief Executive
                             Officer of the Corporation
                           3200 CNG Tower
                           Pittsburgh, Pennsylvania  15222

                           H. John Heinz IV (self-employed)
                           7 Hulbert Avenue
                           Nantucket, Massachusetts  02554

                           Drue Heinz (community affairs)
                           Oliver Building
                           Suite 606
                           535 Smithfield Street
                           Pittsburgh, Pennsylvania  15222

                           Howard M. Love (retired)
                           1440 Bennington Avenue
                           Pittsburgh, Pennsylvania  15217

                           Joseph Oliver (retired)
                           780 Thirteenth Avenue, South
                           Naples, Florida  33940

                              Page 3 of 11 Pages
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                           *William B. Ouzts
                           Vice President
                           Mellon Bank, N.A.
                           Three Mellon Bank Center
                           Room 4000
                           Pittsburgh, Pennsylvania  15259-0001
                           (domestic and international
                           commercial banking)

                           William H. Rea (retired)
                           Stoney Lonesome Farm, R.D. #1
                           Stahlstown, Pennsylvania  15687

                           William W. Scranton (retired; director of
                           several corporations)
                           c/o PNC Bank
                           201 Penn Avenue, 4th Floor
                           Scranton, Pennsylvania  18503

                           Frank Tugwell
                           Executive Director of the Corporation
                           30 CNG Tower
                           625 Liberty Avenue
                           Pittsburgh, Pennsylvania  15222

         *This director is appointed by Mellon Bank, N.A.

         Each of the foregoing persons is a citizen of the United States. Neither the Corporation nor any of the foregoing directors and executive officers has during the last five years (1) been convicted in a criminal proceeding or (2) been a party to a civil or administrative proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         The Corporation is the beneficial owner of 15,299,092 shares of Common Stock (6.1% of the outstanding Common Stock). Such shares were transferred to the Corporation in connection with the conversion of the Howard Heinz Endowment from a trust to a nonprofit corporation and no consideration was paid for them.

         The shares referred to in Item 5 that are held by directors and executive officers of the Corporation in a fiduciary capacity were given to the various trusts, estates or nonprofit corporations and no consideration was paid for them. The shares referred to in Item 5 that are held by directors and executive officers of the Corporation were either given to such individuals or were acquired with personal funds.

                                 Page 4 of 11 Pages

Item 4.  Purpose of Transaction.

         The shares of Common Stock held by the Corporation are held for investment, although it is anticipated that the Corporation will sell shares of Common Stock from time to time in order to diversify its investments and in order to comply with applicable tax laws. While the Corporation has no other present plans or proposals which relate to or would result in the acquisition or disposition by any person of a material amount of securities of the Issuer, the investments in the Issuer by the Corporation will be periodically reviewed and at any time the amount of such investments may be increased or decreased. The shares of Common Stock beneficially owned by the Corporation's directors and executive officers in the estate, trusts and nonprofit corporations referred to in Item 5 below are held for investment, although it is anticipated that the estate, trusts and nonprofit corporations will sell shares of Common Stock from time to time in order to diversify their investments and that certain charitable trusts and nonprofit corporations will sell shares of Common Stock from time to time in order to comply with applicable tax laws. While the directors and executive officers have no other present plans or proposals which relate to or would result in the acquisition or disposition by any person of a material amount of securities of the Issuer, the investments in the Issuer by such estate, trusts and nonprofit corporations will be periodically reviewed and at any time the amount of such investments may be increased or decreased.

         Neither the Corporation nor any of its directors or executive officers has at the present time any plans or proposals which relate to or would result in:

         (1) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (2) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (3) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (4) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (5) Any material change in the present capitalization or dividend policy of the Issuer;

                                 Page 5 of 11 Pages

         (6) Any other material change in the Issuer's business or corporate structure;

         (7) Changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (8) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association.

         (9) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (10)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         The Corporation has sole voting and investment power over 15,299,092 shares of Common Stock (6.0% of the outstanding Common Stock). The bylaws of the Corporation provide that the Common Stock owned by the Corporation shall be voted by the Chairperson and Chief Executive Officer of the Corporation, unless the board of directors confers authority to vote such Common Stock upon some other person. The board of directors has not conferred such authority on any other person.

         On January 25, 1994 Howard Heinz Endowment, a charitable trust, transferred 15,299,092 shares of Common Stock to the Corporation (the "Transfer"). The Transfer was made for no consideration in connection with restructuring the trust in corporate form. Except for the Transfer, the Corporation has not effected any transactions in the Common Stock during the past sixty days.

         The beneficial ownership of shares of Common Stock by the directors and executive officers of the Corporation is set forth below:

         (1) In addition to having voting power over shares of Common Stock owned by the Corporation, Mrs. Teresa Heinz has shared voting power and shared investment power with respect to 365,137 shares of Common Stock as co-executor of the estate of H. John Heinz III (0.1% of the outstanding Common Stock); has shared voting power and shared investment power with respect to 17,026,300 shares of Common Stock that are held by thirteen trusts (6.7% of the outstanding Common Stock); and has sole voting power with respect to 735,922 shares of Common Stock (0.3% of the

                                 Page 6 of 11 Pages
outstanding Common Stock) that are held by a nonprofit corporation.

         (2) Mr. H.J. Heinz IV has shared voting and investment power over 2,200 shares of Common Stock (less than 0.1% of the outstanding Common Stock) held in a trust.

         (3) Mrs. Drue Heinz has sole voting power and sole investment power with respect to 465,188 shares of Common Stock (0.2% of the outstanding Common Stock) held in her own name, sole voting power and shared investment power over 1,553,000 shares of Common Stock (0.6% of the outstanding Common Stock) held by two trusts, and shared voting power and shared investment power over 587,012 shares of Common Stock (0.2% of the outstanding Common Stock) held by three other trusts.

         (4) Mr. Rea has shared voting and shared investment power over 8,104,474 shares of Common Stock (3.2% of the outstanding Common Stock) that are held in two trusts. One trust holds 537,014 shares over which Mrs. Drue Heinz has shared voting and shared investment power and which are included in the 587,012 shares referred to above. The other trust holds 7,567,460 shares and is one of the trusts referred to in Paragraph 1.

         (5) Mr. Scranton has sole voting power and sole investment power with respect to 8,000 shares of Common Stock (less than 0.1% of the outstanding Common Stock) held in his own name.

         (6) Mr. Ouzts has sole voting power and sole investment power over 2,200 shares of Common Stock.

         (7) Neither Mr. Oliver nor Mr. Love is the beneficial holder of any shares of Common Stock.

         (8) As of January 12, 1994, Mellon Bank Corporation and its subsidiaries (one of which, Mellon Bank, N.A., has appointed Mr. Ouzts as a director of the Corporation) had sole voting power over 2,515,000 shares of Common Stock; shared voting power over 53,073,000 shares of Common Stock; sole investment power over 2,539,000 shares of Common Stock and shared investment power over 54,641,00 shares of Common Stock. (The shares owned by the Howard Heinz Endowment, a Pennsylvania charitable trust of which Mellon Bank, N.A. was, prior to the Transfer, a trustee, are included in the foregoing numbers.)

         The co-fiduciaries referred to in paragraph (1) are Julie Finley, A. Lawrence Groo, Andre T. Heinz, Christopher D. Heinz, Marc E. Leland, Singer Rankin, William H. Rea, John T. Ryan, Dolores Senanis, Linda K. Smith, James
M. Walton, S. Donald Wiley, Wren Wirth and Mellon Bank, N.A. The co-fiduciaries referred to in paragraph (2) are Dolores Senanis and Mellon Bank, N.A. The co-fiduciaries referred to in paragraph (3) are J.F.

                                 Page 7 of 11 Pages

Dolan, William H. Rea, W.P. Snyder III, H.A. Thompson II, S. Donald Wiley and Mellon Bank, N.A. The co-fiduciaries referred to in paragraph (4) are J.F. Dolan, Drue Heinz, Teresa Heinz, Andre T. Heinz, John T. Ryan, James M. Walton, S. Donald Wiley and Mellon Bank, N.A. Information with respect to these co-fiduciaries not otherwise listed in Item 2 above is set forth below:


                           J.F. Dolan (lawyer, partner)
                           Davis, Polk & Wardwell
                           450 Lexington Avenue
                           New York, New York 10017

                           Julie H. Finley (housewife)
                           3221 Woodland Drive
                           Washington, D.C.  20008

                           A. Lawrence Groo (investments)
                           A. Lawrence Groo & Company, Inc.
                           540 Madison Avenue
                           New York, New York  10022

                           Andre T. Heinz (design consultant)
                           William McDonaugh Architects
                           1950 Squaw Run Road
                           Pittsburgh, Pennsylvania  15238

                           Christopher D. Heinz (student)
                           1950 Squaw Run Road
                           Pittsburgh, Pennsylvania  15238

                           Marc E. Leland
                           President
                           Marc E. Leland & Associates
                           (investment and advisory services)
                           Potomac Tower, Suite 1750
                           1001 19th Street North
                           Arlington, Virginia  22209

                           Singer Rankin (writer)
                           Route 9, Box 70A
                           Santa Fe, New Mexico  87505

                           John T. Ryan (Retired Chairman of the Board)
                           Mine Safety Appliance Co.
                           (manufacturer of safety equipment)
                           121 Gamma Drive
                           Pittsburgh, Pennsylvania  15230

                           Dolores Senanis
                           (administrative assistant to Teresa Heinz)
                           122 C Street, Room 650
                           Washington, D.C.  20001


                                 Page 8 of 11 Pages

                           Linda K. Smith, Esq. (lawyer)
                           Crowell & Moring
                           (law firm)
                           1001 Pennsylvania Avenue, NW
                           Washington, D.C.  20004

                           W.P. Snyder III (private investor)
                           The Wilpen Group
                           3720 One Oliver Plaza
                           37th Floor
                           6th Avenue & Wood Street
                           Pittsburgh, Pennsylvania  15222

                           H.A. Thompson II
                           (administrative assistant to Drue Heinz)
                           Oliver Building
                           Suite 606
                           535 Smithfield Street
                           Pittsburgh, Pennsylvania  15222

                           James M. Walton (investments)
                           Room 3902
                           525 William Penn Place
                           Pittsburgh, Pennsylvania  15219

                           S. Donald Wiley (lawyer, director of the Issuer, retired Senior Vice President, General
                           Counsel and Secretary of the Issuer)
                           H.J. Heinz Company
                           (multinational food processing company)
                           P.O. Box 57
                           Pittsburgh, Pennsylvania  15230

                           Wren Wirth (president)
                           Winston Foundation
                           3215 35th Street, N.W.
                           Washington, D.C.  20016

                           Mellon Bank, N.A., a national banking
                           association
                           (domestic and international commercial banking, retail banking and trust services)
                           One Mellon Bank Center
                           Pittsburgh, Pennsylvania 15258


         Except for the Transfer, none of the directors or executive officers of the Corporation has effected any transaction in shares of Common Stock during the sixty day period preceding the date of this Statement.

         No person has the right to receive dividends or proceeds from 5% or more of the outstanding Common Stock owned by

                                 Page 9 of 11 Pages
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the Corporation.  No person has the power to direct the receipt of dividends on, or the proceeds from the sale of, the Common Stock held by the Corporation.

         The shares of Common Stock held by the directors and executive officers are held by them for the benefit of beneficiaries of the estate, trusts or nonprofit corporations referred to in Item 5 above which persons in some cases, have the right to receive dividends on, or the proceeds from the disposition of, the Common Stock so held. No person has the right to receive dividends or proceeds from 5% or more of the outstanding Common Stock held by such directors and executive officers.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The bylaws of the Corporation provide that the Common Stock owned by the Corporation shall be voted by the Chairperson and Chief Executive Officer of the Corporation, unless the board of directors confers authority to vote such Common Stock upon some other person. The board of directors of the Corporation has not conferred such authority on any other person.

         The bylaws of the nonprofit corporation referred to in Paragraph (1) of Item 5 contain the same provision.

         There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between or among the Corporation, its directors and executive officers and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock reported herein as beneficially owned by the Corporation or beneficially owned by its directors and executive officers are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.


Item 7.  Material to be Filed as Exhibits.

7.1      Bylaws of the Corporation
7.2      Bylaws of the Heinz Family Foundation.

                                Page 10 of 11 Pages
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                                  SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

                                            HOWARD HEINZ ENDOWMENT

                                            By      Teresa Heinz
                                              ---------------------------
                                            Name:   Teresa Heinz
                                            Title:  Chairperson and Chief
Date:  January 25, 1994                             Executive Officer









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